QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99(a)(6)

LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP
DARREN J. ROBBINS (168593) RANDALL J. BARON (150796) 401 B Street, Suite 1600 San Diego, CA 92101 Telephone: 619/231-1058 619/231-7423 (fax)
ROBBINS UMEDA & FINK, LLP JEFFREY P. FINK (199291) 610 West Ash Street, Suite 1800 San Diego, CA 92101 Telephone: 619/525-3990 619/525-3991 (fax)
Attorneys for Plaintiff
SUPERIOR COURT OF THE STATE OF CALIFORNIA COUNTY OF SAN FRANCISCO
LABORERS' LOCAL #231 PENSION FUND,	)	Case No. 05-443578
On Behalf of Itself and All Others Similarly	)
Situated,	)	CLASS ACTION
)
Plaintiff,	)	COMPLAINT FOR:
vs.	)	BREACH OF FIDUCIARY DUTY
)
BEI TECHNOLOGIES, INC.,	)
CHARLES CROCKER,	)	Case Type: Business Tort/Unfair Business
GARY D. WRENCH,	)	Practice (07)
RICHARD M. BROOKS,	)
ASAD M. MADNI,	)
JOHN LABOSKEY,	)
J. LAVON MORTON,	)
WILLIAM G. HOWARD, JR.,	)
C. JOSEPH GIROIR, JR.	)
and DOES 1-50,	)
)
Defendants.	)

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

        Plaintiff, by its attorneys, alleges as follows:

SUMMARY OF THE ACTION

        1.     This is a stockholder class action brought by plaintiff on behalf of the holders of BEI Technologies, Inc. ("BEI" or the "Company") common stock against BEI's directors arising out of their attempts to provide certain BEI insiders and directors with preferential treatment in connection with their efforts to complete the sale of BEI to Schneider Electric SA (the "Acquisition") via a tender offer. This action seeks equitable relief only.

        2.     In pursuing the unlawful plan to sell BEI, each of the defendants, led by defendant Charles Crocker, violated applicable law by directly breaching and/or aiding the other defendants' breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

        3.     For defendant Crocker, owning more than 14% of the Company's outstanding shares, his ability to receive cash in exchange for his holdings was highly material, Crocker's motivation was twofold; (i) to sell his shares and receive cash for them (as opposed to stock in a surviving company, etc.); and (ii) to obtain indemnity from any wrongdoing he might be alleged to have been involved in while in control of BEI.

        4.     For Crocker's co-defendants, they would "rubber stamp" whatever he agreed to in connection with the merger. Crocker had handpicked many of the Individual Defendants and they were beholden to him. Moreover, if all the defendants went along with Crocker's plain to essentially "diversify his own assets" via the sale of the Company, their stock options, which had little value, would suddenly become valuable by virtue of an "acceleration clause" buried in a corporate document. The acceleration clause provides for the directors' options to be "accelerated" or "immediately vested" upon the sale of the Company. Moreover, Crocker would further ensure their endorsement of the sale by negotiating for his co-directors to receive indemnity for any future litigation associated with their dealings with the Company and OpticNet.

        5.     The Company's Q3 2005 fiscal quarter ended July 3, 2005. However, defendants and Schneider Electric SA ("Schneider") agreed there would be no disclosure of these results until after defendants could halt any further upward movement in the share price of the announcement of the Acquisition.

        6.     In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

          (a)   rescind the acceleration of vesting terms of defendants' stock option grants;

          (b)   withdraw their consent to the sale of BEI and allow the shares to trade freely, reflecting the Company's Q3 2005 results—without impediments;

          (c)   act independently so that the interests of BEI's public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee;

          (d)   adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of BEI's public stockholders;

          (e)   eliminate the termination fee and no-shop clause; and

          (f)    rescind all indemnity agreements.

        7.     In essence, the proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the sale of BEI to one buying group, and one buying group only, on terms preferential to Schneider and to subvert the interests of plaintiff and the other public stockholders of BEI.

JURISDICTION AND VENUE

        8.     This Court has jurisdiction over defendants because they conduct business in California and/or are citizens of California. This action is not removable.

        9.     Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

PARTIES

        10.   Plaintiff Laborers' Local #231 Pension Fund is, and at all times relevant hereto was, a shareholder of BEI. Plaintiff owns 700 shares of BEI shares.

        11.   BEI is a corporation organized under the laws of California with its principal executive offices located in San Francisco, California. BEI was founded in 1997 as a spin-off from BEI Electronics. BEI engages in the design, development, engineering, manufacture and marketing of sensors and sensor-based systems worldwide.

        12.   Defendant Charles Crocker ("Crocker") is the Chairman and Chief Executive Officer of the Company. Crocker, age 65, began serving as a director in June 1997 prior to the distribution and resulting spin-off. He was a founder of BEI Electronics and was named Chairman of the Board of Directors of BEI Electronics in October 1974. He continued to serve as a Director of BEI Medical Systems, Inc. (formerly BEI Electronics prior to September 1997) until the sale of BEI Medical Systems, Inc. in June 2002. Crocker has served as Chairman of the Board of Directors since October 1997. Crocker assumed the positions of President (in which position he served until May 2000) and Chief Executive Officer, effective October 1997, after resigning as President and CEO of BEI Electronics as a result of the distribution. Crocker served as President of Crocker Capital Corporation, a small business investment company, from 1970 to 1985, and as General Partner of Crocker Associates, a venture capital investment partnership, from 1970 to 1990. He currently serves as a director of Franklin Resources, Inc. and its subsidiary, Fiduciary Trust International, Pope & Talbot, Inc. and Teledyne Technologies, Inc.

        13.   Defendant Gary D. Wrench ("Wrench") is a director of the Company. Wrench, age 71, began serving as a director in June 1997 prior to the distribution and resulting spin-off. He was Senior Vice President and Chief Financial Officer of BEI Electronics from July 1993 until his resignation as a result of the distribution, and held these same positions with the Company until his retirement in May 2000. Wrench was named a Director of BEI Electronics in February 1986. He continued to serve as a Director of BEI Medical Systems, Inc. (formerly BEI Electronics prior to September 1997) until the sale of BEI Medical Systems, Inc. in June 2002. From April 1985 to July 1993, he served as Vice President of BEI Electronics and President and Chief Executive Officer of BEI Motion Systems Company, Inc., then a wholly owned subsidiary of BEI Electronics that is now a part of the Company.

        14.   Defendant Richard M. Brooks ("Brooks") is a director of the Company. Brooks, age 76, began serving as a director in June 1997 prior to the distribution and resulting spin-off. From 1987 until his resignation as a result of the distribution, he served as a director of BEI Electronics. He is currently an independent financial consultant.

        15.   Defendant William G. Howard, Jr. ("Howard") is a director of the Company. Howard, age 63, began serving as a director in June 1997 prior to the distribution and resulting spin-off. He was a director of BEI Electronics from December 1992 until his resignation as a result of the distribution. He is currently an independent consulting engineer in microelectronics and technology-based business planning. From 1987 to 1990, Howard served as Senior Fellow of the National Academy of Engineering and, prior to that time, held various technical and management positions with Motorola, Inc., most recently as Senior Vice President and Director of Research and Development. He currently serves as director of RAMTRON International Corp., Credence Systems, Inc., Thunderbird Technologies, Inc., Xilinx, Inc. and Innovative Micro Technology, Inc.

        16.   Defendant C. Joseph Giroir, Jr. ("Giroir") is a director of the Company. Giroir, age 65, began serving as a director in June 1997 prior to the distribution and resulting spin-off. He was a director of BEI Electronics from 1978 until his resignation as a result of the distribution. He served as the Secretary of BEI Electronics from 1974 to early 1995. Giroir is the sole member of the law firm Giroir, PLLC. He is also Chairman of the Board of the Centennial Bank and Two JJ Ranch, LLC.

        17.   Defendant J. Lavon Morton ("Morton") is a director of the Company. Morton, age 54, began serving as a director in January 2003. He is Vice President Tax and Chief Internal Auditor for Arkansas Best Corporation, a transportation company. Morton has been responsible for the Audit and Tax Departments of that company since January 1, 2000. From 1997 to 1999, Morton was Vice President Financial Reporting of Arkansas Best Corporation. His responsibilities in that position included financial statements contained in annual and quarterly SEC filings. From 1984 to 1996, Morton served as a Partner in Ernst & Young LLP or its predecessors. During that time, Morton served as engagement partner on a number of SEC registrants, including manufacturing companies. Morton served as engagement partner on the audit of BEI Electronics from 1984 to 1990 and from 1994 to 1996.

        18.   Defendant Asad M. Madni ("Madni") was appointed President and Chief Operating Officer of the Company in May 2000 and is a director of the Company. Madni, age 57, began serving as a director and as a Vice President of the Company in June 1997 prior to the distribution and resulting spin-off. Madni was appointed President of BEI Sensors & Systems Company, Inc. in October 1993, which was formed by the consolidation of BEI Motion Systems Company and the BEI Sensors & Controls Group, of which Madni had been President since October 1992. Prior to joining BEI Electronics in 1992, he served over 17 years in various senior level technical and executive positions with Systron Donner Corporation, a manufacturer of avionics and aerospace sensors and subsystems. He was most recently Chairman, President and CEO of Systron Donner Corporation, a subsidiary of Thorn/EMI.

        19.   Defendant John LaBoskey ("LaBoskey") was appointed Senior Vice President, Chief Financial Officer of the Company in 2000, and is a director of the Company. LaBoskey, age 52, was the Vice President of Finance and Controller for BEI Sensors & Systems Company from 1992 until 2000.

        20.   The defendants named above in ¶¶ 12-19 are sometimes collectively referred to herein as the "Individual Defendants."

        21.   The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 50, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants' true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

DEFENDANTS' FIDUCIARY DUTIES

        22.   In accordance with their duties of loyalty, care and good faith, the defendants, as directors and/or officers of BEI, are obligated to refrain from:

          (a)   participating in any transaction where the directors' or officers' loyalties are divided;

          (b)   participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

          (c)   unjustly enriching themselves at the expense or to the detriment of the public shareholders.

        23.   Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the sale of BEI, violated the fiduciary duties owed to plaintiff and the other public shareholders of BEI, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class.

        24.   Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the sale of BEI, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

        25.   Plaintiff brings this action individually and as a class action pursuant to California Rule of Civil Procedure §382 on behalf of all holders of BEI stock who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendant.

        26.   This action is properly maintainable as a class action.

        27.   The Class is so numerous that joinder of all members is impracticable. According to BEI's SEC filings, there were more than 14.9 million shares of BEI common stock outstanding.

        28.   There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

          (a)   whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Acquisition;

          (b)   whether the Individual Defendants are engaging in self-dealing in connection with the Acquisition;

          (c)   whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of BEI;

          (d)   whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

          (e)   whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

          (f)    whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

        29.   Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

        30.   Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

        31.   The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

        32.   Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

        33.   Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

BACKGROUND TO THE PROPOSED ACQUISITION

        34.   BEI is a corporation organized under the laws of California with its principal executive offices located in San Francisco, California. BEI was founded in 1997 as a spin-off from BEI Electronics. BEI engages in the design, development, engineering, manufacture and marketing of sensors and sensor-based systems worldwide.

        35.   Prior to entering into the proposed sale of the Company, the Company entered into Executive Change of Control Benefits Agreements (the "Change of Control Agreements") with each of its executive officers, including Messrs. Crocker, Madni and LaBoskey—effectively guaranteeing certain officers and directors, including defendants, with millions of dollars if the tender offer is consummated. Significantly, pursuant to the terms of the Change of Control Agreements, each executive officer would receive a single payment equal to the sum of his annual salary and the average of his annual bonuses for the prior three years.1 In addition, even if the executive quits his job, the Company will pay medical benefits on behalf of the executive officer and his dependents until the executive officer finds a new job.

1
Officer/director can either quit voluntarily or be asked to leave and receive both his annual salary and bonus payments.

        36.   Also, and prior to the tender offer announcement, the Company had been scrutinized for its relationship and dealings with OpticNet, Inc. ("OpticNet"). By way of selling the Company, certain of the key Individual Defendants sought to halt this as well as potential liability from rumored derivative lawsuits, rumored to have been threatened against them.

        37.   By way of background associated with OpticNet, during fiscal year 2003, Crocker, Chairman of the Board and Chief Executive Officer of the Company, served as a member of the Compensation Committee and director of OpticNet, and Wrench, a director of the Company, served as Chief Financial Officer for OpticNet and also as a director. OpticNet was formerly a majority owned subsidiary of the Company and separated from the Company in 2000 through a distribution to the Company's stockholders of a portion of OpticNet's outstanding securities. The Company retained the balance, approximately 24% of OpticNet's outstanding securities. In July 2003, the Company and OpticNet entered into a merger agreement to offer to purchase all of the outstanding shares of OpticNet's common stock, thereby making OpticNet a wholly-owned subsidiary of the Company. The merger was completed on December 23, 2003, but the Company's top officers and directors association with OpticNet continued to subject defendants to scrutiny even in 2005.

        38.   On May 3, 2005, the Company issued a press release entitled "BEI Technologies, Inc. Reports Record Second Quarter 2005 Revenue and Earnings." The release stated in part:

  BEI Technologies, Inc., an established manufacturer of electronic sensors and motion control products, announces record second quarter 2005 revenue and earnings.

  Fiscal 2005 Second Quarter compared with Fiscal 2004 Second Quarter:

  —Revenues increased 19.5% to $87.8 million with automotive revenue of $54.2 million, an increase of 22.0%

  —Net income increased 33.5% to $4.679 million from $3.504 million

  —EPS increased 33.3% to $0.32 from $0.24 per share

        Quarterly Results

          Charles Crocker, Chairman and Chief Executive Officer stated, "Revenue for the quarter increased by $14.3 million compared with the prior year second quarter with increases in all market sectors. Automotive revenue increased to $54.2 million with GyroChip® sensor shipments of 1.57 million units and the recognition of $2.3 million of previously deferred revenue. Revenue from industrial sensors, actuators and motors increased in the quarter to $26.5 million from $23.7 million in the prior year second quarter primarily due to the inclusion of Newall linear encoders partly offsetting lower actuator sales. Government, Aerospace and Defense revenue increased to $7.1 million compared with $5.4 million in the prior year second quarter."

          Gross margin increased to 27.7% in the fiscal 2005 second quarter from 25.3% in the prior year second quarter. Average gross margin percentages improved in automotive products and aerospace and defense products compared to the prior year quarter. Automotive margins increased due to improved operating efficiency and the increase of nugget shipments associated with the new contract. The prior year second quarter was favorably impacted by vendor scrap recovery.

          Selling, general and administrative (SG&A) expense increased in the second quarter 2005 to $12.4 million compared with the prior year second quarter of $9.6 million. The inclusion of Newall SG&A added approximately $1.3 million in spending not in the prior year. The second quarter 2005 spending also included accruals associated with Sarbanes-Oxley Section 404 compliance of approximately $0.9 million. Research and development expense in the second quarter increased to $4.3 million compared with $3.4 million in the prior year second quarter due to the inclusion of Newall spending and increased spending associated with the quartz gyro development. Also, during the quarter we included approximately $450,000 of legal, accounting and other costs in SG&A related to a potential acquisition that we are no longer pursuing.

          During the second quarter 2005 our operations generated $9.3 million in cash. Cash generated from operations resulted primarily from net income of $4.7 million, a decrease in accounts receivable of $1.6 million and a $3.4 million increase in accruals including the amounts related to the Company's preparation for fiscal year 2005 Sarbanes-Oxley Section 404 reporting. Purchases of property, plant and equipment of $7.1 million, primarily to increase GyroChip production at Systron Donner Automotive, were major factors in a $6.2 million use of cash from investing activities. Cash used for financing of $2.1 million was affected primarily by changes in the Company's line of credit during the quarter. The Company's cash balance at second quarter end was $5.9 million, with an outstanding balance on the Company's $35.0 million line of credit of $12.2 million.

          Crocker continued, "Systron Donner Automotive continues to successfully meet customer demand and increase its capacity. As previously stated we have reached our goal of 6.0 million units of annual capacity for sensors and in coordination with our customers, we are working toward production capacity of 10 million nuggets annually by September 2005."

        Six Months Results

          For the six month period ended April 2, 2005, the Company reported consolidated after tax net income of $8.3 million, or $0.56 per share, versus $5.5 million, or $0.38 per share, in the comparable period of fiscal 2004. Revenue in the six month period ended April 2, 2005 was $164.8 million, compared to $142.3 million reported in the comparable period of the prior year. Automotive revenue increased 16.8% to $101.6 million and Industrial revenue increased 18.4% to $50.5 million.

          Gross margin increased to 27.6% from 23.7% in the prior year period with higher revenue and improved operating efficiency. SG&A spending for the six month period ended April 2, 2005 was $23.1 million, above the previous year spending of $17.9 million with higher activity levels and the inclusion of Newell and Sarbanes-Oxley Section 404 compliance costs. Research and development spending year to date of $8.5 million increased from $6.7 million in the prior year period as a result of higher spending associated with quartz gyro development and commercializing licensed technologies, and the inclusion of Newall spending.

          Crocker concluded, "Automotive production in both Europe and North America softened during the second quarter of 2005 but the market trend for penetration of stability control systems into additional platforms continues to increase. The resulting increased quantities are now transitioning to the new contract and the corresponding core technology nugget sale with lower associated selling prices. We adjusted our backlog in the second quarter to reflect this transition."

        Guidance for Third Quarter 2005

          The Company's GyroChip automotive sensor shipments guidance continues to be at least 5.6 million units for the 12 month period ending September 2005. As the Company begins the transition to nugget sales for the GyroChip, the Company expects that the average selling price will reduce and automotive revenue will step down accordingly. The Company does not expect that sensor unit profitability will be affected. The Company expects that revenue for the third quarter will be in the mid to high $70 million range.

        39.   The Company's Q3 2005 fiscal quarter ended July 3, 2005. However, defendants and Schneider agreed there would be no disclosure of these results until after defendants could halt any further upward movement in the share price of the announcement of the Acquisition.

THE PROPOSED ACQUISITION

        40.   On July 21, 2005, the Company issued a press release entitled "BEI Technologies Enters Into Agreement to Be Acquired by Schneider Electric." The article stated in part:

          BEI Technologies, Inc. and Schneider Electric SA today announced that they have reached a definitive agreement for Schneider Electric to acquire all of the outstanding shares of BEI for US$35.00 per share in cash. The transaction values BEI at approximately US$562 million, including net financial debt of approximately US$29 million, and has been approved by the boards of directors of both companies.

          Under the terms of the agreement, an indirect wholly-owned acquisition subsidiary of Schneider Electric will commence a tender offer to acquire all of the issued and outstanding shares of BEI for a price of US$35.00 per share in cash. Subsequent to the successful completion of the tender offer, any remaining shares of BEI will be acquired in a cash merger at a price of US$35.00 per share, as a result of which Schneider Electric's wholly-owned acquisition subsidiary will merge with and into BEI. The consideration for the shares tendered in the tender offer will be paid in cash promptly upon the acceptance for payment of shares tendered following the satisfaction of the conditions to the tender offer.

          The tender offer will be subject to customary conditions, including the tender of shares that constitutes a majority of the shares of BEI on a fully diluted basis. The acceptance by the acquisition subsidiary for payment of shares tendered in the tender offer is subject to certain conditions, including regulatory approvals and other customary conditions.

          Charles Crocker, Chairman and CEO of BEI, commented: "We believe that the combination of BEI and Schneider Electric will further strengthen BEI's platform and create significant new opportunities to accelerate sales and marketing, technology, research and development, and expansion of sensors-based products in the marketplace."

          Henri Lachmann, Chairman and CEO of Schneider Electric, commented: "This acquisition of a leading sensors specialist with strong brand names and excellent reputation for innovation and performance is a breakthrough for our customized sensors platform, BEI brings us outstanding competencies and significant potential for cross-fertilization with Crouzet and Kavlico. We are confident that our platform will now benefit from critical size and have the ability to set the standards in the attractive customized sensors market."

        Transaction Support

          Shareholders of BEI holding approximately 20% of the outstanding shares (including Charles Crocker) have entered into transaction support agreements with Schneider Electric and agreed to tender their shares in the proposed tender offer and to otherwise support the transaction.

        41.   In addition to buying the Company, thus monetizing defendants' holdings, which was a material reason for the sale, defendants also will receive indemnity from Schneider. In connection with the Acquisition, Schneider, the acquirer, agreed to indemnify defendants for all their past misdeeds, including any issues associated with OpticNet.

SELF-DEALING

        42.   By reason of their positions with BEI, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of BEI, and especially the true value and expected increased future value of BEI and its assets, which they have not disclosed to BEI's public stockholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of BEI's public shareholders.

        43.   The proposed sale is wrongful, unfair and harmful to BEI's public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Acquisition is an attempt to deny plaintiff and the other members of the Class their rights while usurping the same for the benefit of Schneider on unfair terms.

        44.   In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

          (a)   rescind the acceleration of vesting terms to defendants' stock option grants;

          (b)   withdraw their consent to the sale of BEI and allow the shares to trade freely reflecting the Company's preliminary Q1 2005 results—without impediments;

          (c)   act independently so that the interests of BEI's public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee;

          (d)   adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of BEI's public stockholders;

          (e)   terminate the termination fee and no-shop clause; and

          (f)    rescind all indemnity agreements.

        45.   The Individual Defendants have also approved the Acquisition so that it transfers 100% of BEI's revenues and profits to Schneider, thus all of BEl's operations will now accrue to the benefit of Schneider.

CAUSE OF ACTION
Claim for Breach of Fiduciary Duties

        46.   Plaintiff repeats and realleges each allegation set forth herein.

        47.   The defendants have violated fiduciary duties of care, loyalty, candor and independence owed under applicable law to the public shareholders of BEI and have acted to put their personal interests ahead of the interests of BEI's shareholders.

        48.   By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.

        49.   The Individual Defendants have violated their fiduciary duties by entering into a transaction with Schneider without regard to the fairness of the transaction to BEI's shareholders. Defendant BET directly breached and/or aided and abetted the other defendants' breaches of fiduciary duties owed to plaintiff and the other holders of BEI stock.

        50.   As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of BEI because, among other reasons:

          (a)   they failed to properly value BEI; and

          (b)   they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Acquisition.

        51.   Because the Individual Defendants dominate and control the business and corporate affairs of BEI, and are in possession of private corporate information concerning BEI's assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of BEI which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits.

        52.   By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

        53.   As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury as a result of defendants' self-dealing.

        54.   Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of BEI's valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

        55.   Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class and have breached and are breaching their fiduciary duties to the members of the Class.

        56.   Unless the proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm's-length negotiations on the Acquisition terms and will not supply to BEI's minority stockholders sufficient information to enable them to cast informed votes on the proposed Acquisition and may consummate the proposed Acquisition, all to the irreparable harm of the members of the Class.

        57.   Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.

PRAYER FOR RELIEF

        WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in his favor and in favor of the Class and against defendants as follows:

          A.    Declaring that this action is properly maintainable as a class action;

          B.    Declaring and decreeing that the Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

          C.    Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

          D.    Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of BEI's shareholders;

          E.    Rescinding, to the extent already implemented, the Acquisition or any of the terms thereof;

          F.     Imposition of a constructive trust, in favor of plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct, cost of indemnity agreements and option acceleration, agreed to in the Company stock option grants, which accelerate upon consummation of the Acquisition;

          G.    Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

          H.    Granting such other and further equitable relief as this Court may deem just and proper.

DATED: July 29, 2005	LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP DARREN J. ROBBINS RANDALL J. BARON
/s/ DARREN J. ROBBINS DARREN J. ROBBINS
401 B Street, Suite 1600 San Diego, CA 92101 Telephone: 619/231-1058 619/231-7423 (fax)

ROBBINS UMEDA & FINK, LLP JEFFREY P. FINK 610 West Ash Street, Suite 1800 San Diego, CA 92101 Telephone: 619/525-3990 619/525-3991 (fax)

Attorneys for Plaintiff

QuickLinks

  Exhibit 99(a)(6)
SUMMARY OF THE ACTION
JURISDICTION AND VENUE
PARTIES
DEFENDANTS' FIDUCIARY DUTIES
CLASS ACTION ALLEGATIONS
BACKGROUND TO THE PROPOSED ACQUISITION
THE PROPOSED ACQUISITION
SELF-DEALING
CAUSE OF ACTION Claim for Breach of Fiduciary Duties
PRAYER FOR RELIEF